Filed by Insurance Acquisition Corp. pursuant to Rule

425 under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp.

Commission File No.: 001-38839

This filing relates to a proposed business combination involving Insurance Acquisition Corp. and Shift Technologies, Inc.

The following is a transcript of an analyst call held by Shift Technologies, Inc. on August 31, 2020 a replay of which was posted to the website of Shift Technologies, Inc. on September 11, 2020.

Transcript of Shift Analyst Day by
Shift Technologies, Inc.

August 31, 2020

Participants

Mark Roberts – Blueshirt Capital Advisors

George Arison – Shift Co-Chief Executive Officer

Toby Russell – Shift Co-Chief Executive Officer

Sean Foy – Shift Chief Operating Officer

Karan Gupta – Shift Senior Vice President of Engineering

Tracy Lessin – Shift Vice President of Marketing

Cindy Hanford – Shift Chief Financial Officer

Henry Bird – Shift Vice President of Strategy and Finance

Speaking Analysts

Sharon Zackfia – William Blair

Rajat Gupta – J.P. Morgan

Chris Bottiglieri – Exane BNP Paribas

Brian Nagel – Oppenheimer

Presentation

Mark Roberts – Blueshirt Capital Advisors

Hello everybody. It’s 10:00 AM, and in an effort to be highly punctual, why don’t we kick it off? We’ve got a good number of attendees in the audience. So, good afternoon. My name’s Mark Roberts. I’m with Blueshirt Capital Advisors. And thank you very much for participating in today’s call with Shift Technologies, where its management will be sharing an update on their business and their proposed merger with Insurance Acquisition Corp. Before we start, I wanted to go through just a couple of logistical issues. First of all, we will not be taking questions until after the full presentation, which we scheduled for about an hour. The remainder of the time will be designated for Q and A. However, if you have questions during the presentation and you don’t want to forget them, obviously use the Q and A button that’s at the bottom of your zoom menu, on the bottom right. And we’ll collect those and endeavor to get them all answered following the presentation.

In addition, after the presentation is done, we’re going to be using the raised hand feature of zoom, again in the bottom of your zoom menu. And then finally, I’m just going to read a quick synopsis of our safe harbor announcement, and then turn it over to George Arison co-CEO of Shift, who will actually start the presentation. The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Insurance Acquisition Corp. And may be accessed on the SEC website, including the exhibits there too. There is an investor deck that had been filed by Insurance Acquisition Corp with the SEC, and which will be helpful to reference in conjunction with today’s discussion. Please review the disclaimers included therein and refer to that as the guide for today’s call. Statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ from historical results and or from our forecast, including those set forth in Insurance Acquisition Corp. Form 8-K, filed today and the exhibits there too.

For more information, please refer to the risks, uncertainties and other factors, discussing Insurance Acquisition Corp. SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks, uncertainties, and other factors discussed in Insurance Acquisition Corp. SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating. And with that, I will turn it over to George Arison co-CEO of Shift Technologies.

George Arison – Shift Co-Chief Executive Officer

Thank you, Mark. And thank you, everybody, for joining today. And this is our first analyst call and the first opportunity for many of you to meet our team. So we’re really excited to be giving everyone an opportunity to do that. I’ve had the pleasure to meet many of you over the years, and I have talked a lot about how wonderful our team is, but people haven’t met folks in person. So this is as close as we can do it in the current environment. And we’re really excited about that.

The last six months since COVID happened have been quite incredible for Shift, our product was almost made for this massive consumer change that’s happening in the market in terms of how people behave. And while this has been caused by really unfortunate events, it has resulted in incredible demand for our offering. And we have been working really, really hard to meet it. To start with, I just want to review what our mission is as a company and how we’re approaching it. Most people have seen this slide before, but we thought it’d be useful to highlight it one more time.

So we are on a mission to make car purchase and ownership simple. We’ve picked those words really carefully because our goal has always been to both help people with buying a car and selling a car, as well as with the managing the ownership part of the experience after the car is purchased. We approach this through a car life cycle, which we believe consists of five steps. Four which we will spend a lot of time on today and the fifth, which we’ll be working on all the time. Number one is research and discovery. Over the years, the search for process strip is completely online, but consumers then have had to get offline and go into a store, into a dealership to finish that purchase, which we believe is not ideal and it has been something we’ve been aiming to solve where people could complete the transaction fully online.

Number two is the test drive. We still could leave because the test drive is critical for consumer purchase. And that’s something that really perfected through our patented test drive deliver to the consumer’s home offering. Number three is the actual purchase. Really incredible and until two or three years ago you couldn’t actually buy a car from online even though you could buy everything else fully online. We’ve really perfected how we do that. And I’m really excited for Karan to walk through that experience where I went today. And number five is selling the car by creating the really simplest way to sell a car and that you don’t want anymore. And our ability to offer the broadest spectrum of consumers, a retail price for that car, because we sell such a broad spectrum of cars to our consumers.

The piece that we haven’t really spent a lot of time on is ownership. That’s the mechanical maintenance, the oil change, the tire change etc. But we are very uniquely positioned to handle among the eCommerce players because we do have a regional and local presence that allows us to have that continuous engagement with the consumer. We think it’s really valuable both from the perspective of a great customer experience, as well as ensuring that over time, this is over three or four or five years, our CAC comes down because we have a continuous engagement with the customer from the time when they buy a car. Allowing them to then come back to us, to sell a car and purchase a different car. So that’s a little bit about our business and just this quick overview jumping to the next stage.

Now, again, for many of you who are analysts in this space, this is all obvious. But the auto market is massive. It’s $850 billion, nearly for used car sales alone in 2019. It’s about equally split between peer to peer transactions and dealer transactions, and the dealer world is extremely fragmented. The top 100 dealers constitute less than 6% of the total dealers part of the market.

We are uniquely positioned to be able to capture share from both of those, for reasons that Sean will talk about a little bit later. But overall, the three eCommerce players, Shift, Carvana, and Vroom constitute less than 1% of the cars sold used. Which is really incredible when you compare that part of the retail economy to everything else. The growth opportunity here is incredible, and Shift could grow probably 40 times and still have a lot of room to grow because online is such a small part of the economy for the used car sales. And with that, I’m really happy to hand things over to Toby, who’ll talk a little bit about how we’ve been doing since COVID.

Toby Russell – Co-Chief Executive Officer

Thanks, George. Excited to see everybody here today. We started 2020 on a great run. So in January and February, we were seeing strong growth. February was really our most profitable month in the history of Shift. And we saw the first half of March continuing right on that trend. In latter half of March, what we saw was California really leading the nation in very intense lockdowns, a lot of our businesses in California. And so for a few weeks, we experienced consumers really not knowing what to make of the Coronavirus situation. And so a slight pullback in demand across the marketplace. We took that opportunity to really lean in, create the concept of a contactless test drive. Sean, will talk a little bit more about that later, but the net of it is, allowing customers to shop online, have a car brought to their home and without talking to a person or having to get into the car with a person, be able to test drive the car and purchase it right there on the spot in a totally safe way.

With that, as we got the word out about that and consumer demand returned, we were back by mid-April at pre-COVID levels, and I’ve seen really strong growth since then. Now we took a very conservative approach to our inventory acquisition, right in the heart of COVID. The reason being wholesale markets were fully shut down. There was an enormous amount of price uncertainty. And so we were very selective about our buying that had two impacts. One, it’s actually resulted in really strong gross profit per unit coming out of that, but it left a little bit of a gap in our inventory that we began to see catch up with us in June. And we’ve returned to pre-COVID and sort of target inventory levels, but it’s created a bit of a backlog for our reconditioning operations.

We’ve seen exceptional sell-through and grown despite that from June into July. And we’re now back at the inventory levels that we expected and are poised to surpass the thousand, which would be a record for Shift and a very exciting milestone in our growth trajectory. Shift has really come out of COVID very strong again, because as George mentioned, you almost couldn’t design a better model for used auto retail that adapts to the COVID environment. So we’re really excited about the momentum moving forward and have had really a transformative up into the right growth through the COVID period overall.

Now I’d like to take a moment to introduce you to our team and what we’re going to share in the subsequent pages. Here at Shift, we really focused on three major things. First, creating a great consumer technology experience. Second, creating operational excellence to serve customers in the online-offline world, and third, great consumer marketing and branding. To do that, we’ve drawn leaders from industries that spike in each of those areas. You’ll hear first from Sean, our COO out of Amazon, he has a 30 year track record in eCommerce as well as operations in the retail environment. Next, from our SVP of engineering Karan Gupta from the RealReal, extraordinary eCommerce technology and consumer experience creation. Next, from our VP of marketing, Tracy Lessin, comes from both consumer packaged goods and online acquisitions because we think that that is an important component. Of course our brand building will be critical and she’ll speak about that.

Next from our CFO, Cindy Hanford, both coming out of traditional retail at Nike, as well as auto retail with Lithia. We’ll talk a little bit about how we think about our unit economics, our growth, and our financials. And our VP of strategy and finance, Henry Bird, with analytical skill out of the Carlyle Group, who’ll talk a bit about our most recent financial performance. We’re going to start with Sean Foy. Again, Sean has extraordinary and deep operations experience in an eCommerce environment. Really thinking about how to leverage technology and operations to create a breakaway customer experience. Sean...

Sean Foy – Shift Chief Operating Officer

Thank you Toby. Good morning, everyone. I’ve been the chief operating officer at Shift since November 2018. And we’ve been working really hard at making Shift operationally excellent and ready for rapid sustainable growth. Can you go to the next slide please? Okay. In essence, the three parts to our service and this is summarized in this slide. First of all, we’ve got to successfully acquire the right inventory at the right price, and there are three stages of that process. Our pricing engine provides an instant quote online for our customers. And if the customer likes the price, they book an appointment online. And one of our concierge meets the customer wherever they like and uses our inspection out to validate the car condition. If everything is good, the DV, sorry, the DMV admin is completed in minutes on the driveway. And we send the customer their payment. It’s so easy, there’s no haggling. And the fairness and the transparency leaves the customer feeling really great about their sale.

There’s no suspicious characters looking over their car and there’s no dealer trying to devalue their vehicle. Then we bring the vehicle to one of our five reconditioning centers and we add additional value to the vehicle through our recon process. And I’ll talk some more about that a little later. Ultimately we sell the vehicle via one of our sales channels, either shipped directly, just like Carvana and Vroom, or via test drive, which is self-booked by the customer usually for the same or the next day. It sounds pretty straightforward, but it’s actually really pretty complex. And at Shift we’re harnessing technology every step of the way to ensure a fair process that leaves our customers, both our buyer and seller customers, in control and confident that they’re getting a great car at a great price. It’s really very different from the traditional experience of buying a used car.

So let’s take a look in a little more detail at each of those stages. We’re going to run through a very short video, which you’ll see on your screen. And really it’s going to show us a few screen grabs showing how simple it is to get a quote for your car. You can see here a few details, very few. Our pricing engine is beginning to build a quote for the customer already. And you’ll see how quickly the customer is shown their quote. There you go, simple. You can book your free concierge visit right there and then. And many of our customers sell that car on the very same day that they get their price quote. The home inspection is not performed by highly-skilled technicians, the technology we’ve built means we can train pretty much anyone to be able to do this very simply. This is true throughout our business, applying software is allowing us to deconstruct many roles that would normally need to be carried out by a highly-skilled individual. There’s a couple of quotes from our customers. They really, really love our selling service.

Okay. So, why do we choose to acquire most of our inventory from customers rather than through the trade? Which frankly is a lot easier. Well, it’s simply because they’re scarcer and they’re way more desirable. Customers’ cars usually come with much better options and ex-rentals, for example. And then normally much better cared for than the type of car you typically find in wholesale auctions. Customers’ cars are also much harder to get scale, which is why we’ve invested so much in our acquisition platform. Customers tell us all the time how much better this experience is than other routes to sell a vehicle, either through a private party or through a traditional dealer. What we price a car, we use proprietary algorithms and a pricing engine that uses many factors to decide on the fair price for the vehicle that we want. We have a merchandising engine that we build on top, and that allows our teams to adjust the pricing. And it allows us to act pretty nimbly to market opportunities and any negative conditions such as COVID. And we’ll talk a little bit more about our response to COVID a little later on in the presentation.

But it’s so easy for our selling customers, you simply put in a few details about your car, and you have your quote in seconds. We also show comparison pricing where we can get it to help customers feel confident in the fairness of the Shift process and towards trust at the beginning of the relationship. Trust is not a word you very often hear with used car retailing. More than 85% of our inventory is currently sold from customers and partners. We’ll talk a little bit more about our at-home concierge service when we talk about the buying process, but we use the same team to support both our buying and our seller customers. But the concierge visit, where we confirmed that all of the vehicle information is correct and as described, takes around about 15 minutes. And then, if the customer decides to sell, all the admin is completed in the app on the driveway. And the car is gone in less than an hour, usually, with payment on the way. Now, I’d like to give you a quick peek inside one of our reconditioning centers, again, with a very short video.

Okay, so we use our inspection app, which is part of our core technology, to carry out their 150 point inspection that we do. The data from this report feeds the condition report that our customers see when they’re on the website, and it drives the rest of the reconditioning process. We pay a high level of attention to the mechanical condition of our cars. So we feel completely confident in offering our free warranty with them. Our cars are very carefully detailed to make them look amazing for customers. And we’ve... you’ll see in a second, we’ve introduced some very cool new photo technology that streamlined the process. And not only does it make the cars look great on the site, it allows our customers to be really confident and examine every detail on the car.

And in a second, you will see the finished product on our website. There you go. Pretty cool, huh. I’ll talk a little bit more about the photo technology in a second. We’re very proud to have built out five of our own reconditioning centers where we carry out the 150 point inspection and add value to the cars. We’ve got highly trained technicians handling many different kinds of repairs, both mechanical and cosmetic. We do everything from repairs and panels, performing paintless dent removal, and a wide variety of mechanical repairs.

We then apply what I believe to be the best-detailing operation around, to make the cars look absolutely spectacular. We want every customer to have that new car thrill, without the sense that you wasted a ton of money on depreciation by actually buying a new car. None of this would be possible without the software from our product and our engineering team, providing state-of-the-art tools to route the vehicles, to trap parts, and decisions on what repairs we should do to any given vehicle. And of course, I’m from Amazon, we track every metric to help us get better every day. This is all part of our integrated core operating system.

As I mentioned, we have invested heavily in 360 degrees automated photo technology, which provides our customers with the best possible level of assurance of the condition of the car. If say, for example, we’ve chosen not to repair a minor cosmetic item. We provide a call out in the photograph, and the customer can then just click through and see the item for themselves, total transparency for the customer. We also use that feature to provide hotspotting on the photos to draw customers’ attention to key features and benefits of that particular vehicle. Now you’ll also see on this slide that we introduced two product lines, our certified line, and our value line. We have quite a differentiated inventory strategy to other digital via vehicle retailers. Our volume line is one of those. The volume cars are what I like to call are diamonds in the rough. They’re typically imported cars that are eight years old or 80,000 miles or more. They represent both extraordinary value for our customers as well as being a great performing line for us.

These cars are reconditioned to slightly different standards for our certified cars. Our reconditioning model repairs only what value customers care about the most. So they’re a little older, they may come with some signs of use. We know these customers would rather trade that for excellent value. And we also share these beauty marks with our customers openly via the condition report on the photos. They do not come with a free warranty that comes with our certified cars, but nevertheless, of recon reconditioning slowly to the safe and serviceable standards, our core cars are. We don’t believe that any other digital vehicle retailer is offering this category of vehicle currently. So many people ask us if our value customers are typically subprime. The answer is actually no, we’ve many different kinds of customers that purchase these cars from us often they’re second or third cars perhaps, or maybe for a teenager, for example. It’s important to note however, that value cars are not our primary focus, our core retail cars are. But the value segment offers excellent from their margins due to lower reconditioning and lower depreciation and a differentiated customer offer.

Our inventory strategy is differentiated in some other important ways as well. 84% of used cars sold are in the three to 10-year-old bracket, with 56% being concentrated in the six to 10-year segments. The focus for our digital vehicle retail peers is typically in the one to three-year bracket. We also aim for a lower ASP than our peers. 99% of used cars are short of $20,000. And it’s important to know that many traditional independent dealers also operate in the space that we do. You’ll see in the bottom left graph how we differentiate significantly. 75% of our inventory is four years and older, a much larger proportion than our peers. Only 25% of our inventory is three years younger.

Finally, on price, we participate much less in the $20,000 plus segment and much more in the sub $10,000 space. We think this differentiated inventory is really important, and we believe this strategy appeals to a much, much broader audience and is also more robust to economic risk. And the depreciation is also significantly lower. So now, let’s talk about our model for servicing our buyer customers and the concierge experience. Once again, a very short video to kind of show the experience that our customers go through. It’s very easy to find a vehicle you’re interested in on our site. The site’s clean, it’s uncluttered, and the flows are intuitive for our customers.

You can check the specs and you can check the vehicle history and the condition report online. So you can easily know everything about the vehicle to help make a well-informed decision. So there’s really nothing hidden here at all. Once you’ve found a vehicle you like, it’s pretty simple to pick a test drive at the same time, at the time and the place of your choice, or simply buy the car there and then, and have it shipped to you safely in the knowledge that we offer the seven days no quibble return policy. So the thing that I like to see the most is when our customers get to drive away one of their new purchases without throwing away thousands of dollars on a new car. And here’s a couple of quotes from some of our buying customers.

So we believe, especially with a slightly older car, that many customers like to test drive before purchasing. This is one of several reasons that we have set up a regional model. This slide illustrates the Bay area market for us as an example. Our typical service range for test drives is around 60 to 70 miles from one of our hubs, depending on the market that we’re in. Now, CarMax, as an example of a physical auto dealer in the Bay area, has seven stores within our addressable zone to reach the same number of customers as we do from our hub. Another advantage of this model is that it allows us to share our inventory mix more easily to the market we’re serving and allows us to be very, very granular about our performance marketing, and Tracy will talk about that a little bit later.

We have learned that our markets are very different to each other and only regional merchandising marketing can really reflect the personality of each of those markets. For example, convertible sale, where they are in Southern California. EVs and hybrids are more popular in the Bay area in Portland. And trucks sell great in Sacramento. There are some other additional benefits and this model such as it reduces logistics and fulfillment costs. It makes onboarding inventory easier, but although we operate the regional fulfillment model, we still use centralized services such as our inside sales operation, our customer service etc.

So if we move on to the next slide, I said earlier that we have highly instrumented our process to provide a wide range of operational metrics to help us improve our performance overall output. And I want to share a few examples of that. So we’ve invested in our inventory, sourcing and management to optimize and prioritize our retail units sold versus our wholesale units. And as a result, we’ve decreased the percentage of total units sold by 19% in Q2 this year, compared to the full year of 2019. Now we do sometimes deliberately buy cars from customers intended to go to wholesale, if they wish to sell a vehicle that will not be retailable. Now a side effect of buying customer’s vehicles is that sometimes undisclosed problems exist and remain undetected until the full inspection. These have to be moved to wholesale, and frankly, it’s really painful economically when we have to do that.

So we have made significant technology improvements to help us detect these problems much earlier and reduce the unintended disposition to wholesale. One example, we run an AI service, which helps us predict ahead of time riskier cars. Our value vehicles, again, currently on 29% of our sales in 2020 so far. But during the early part of COVID, we increased that proportion to almost 40% as people rapidly needing to get back into cheaper vehicles as COVID normalizes, though. We’ve already aligned our inventory to meet changing demand. Our valued cars specifically, sorry, our value cars specifically, we see those vehicles depreciate roughly about half the speed of core cars. Now we’ve also known, always known how important F&I is. So in early 2019, we began investing in the technology, our lending partners and our sales team, to increase attach rates across all products and better monetize each unit sold.

So far, in 2020, we’ve seen that our investment into our F&I platform is paying off, as we’ve grown F&I per unit by 84% compared to the 2019 average, a huge improvement. One thing that we know through our research is that when customers are retailer agnostic, that speed can immensely communicate with them. For example, we know that around 80% of customers ultimately buy from the first retailer to connect with them. We contact our leads within five minutes of their outreach, 68% of the time. And we’re getting better all the time. Clearly, in March, the COVID lockdown created a very challenging environment for all of us. But I was extremely proud of our response to this crisis. We recognized quickly as public transit closed down and people became very nervous of Rideshare, that there would be increased demand, especially amongst the essential worker population. We adapted our operations very quickly by converting to a contactless and accompanied test drives.

We also sought an EPA approved sanitizer that renders the car microbe-free when we apply it. And then it’s microbe resistant for an extended period of time. Now some people were monetizing this at the time. But, we chose to give that treatment away free of charge with every car. And by the first weekend, our team had applied this treatment to every car in our inventory. We changed our inventory mix really quickly to supply lower ASP cars of this time because our acquisition engine was already equipped to be responsive, to changes in market conditions. This was relatively straightforward for us to adapt. And while it took a few weeks after the initial shock for customers to realize that they could still buy from us and they could buy from us in the safety of their own home, we’ve seen, as Toby said, our operations not only return to normal but continue to accelerate as the COVID situation normalizes. We’re expanding the capacity of our reconditioning facilities.

We’re continuing to grow our team and preparing to open in new markets. We’re investing deeply in our ability to reach more and more customers as our market penetration continues. None of this would be possible without six years of investment in our technology platform and the creativity of our product and engineering team. We are changing the industry along with our peers but in a truly customer-centric way. Change is long overdue customers expect more in a digital age than the traditional model offers. They expect better selection, lower prices, and excellent service. That is why Shift exists, to put the customer front and center. After all, there’s 39 million of them every year looking for a better way to buy a used car. That concludes my remarks. Obviously, happy to take questions, again. So now, Toby, I’ll hand back to you.

Toby Russell – Shift Co-Chief Executive Officer

Thanks so much Sean. As you heard from Sean, we’ve interwoven great technology and extraordinary operations. It’s allowed us, even in the face of COVID, to adapt and grow, leaving us feeling really bullish about our continued expansion and growth. One of the key elements that we’ve had to make that happen is our technology. It drives everything we do from our predictive analytics to directing our day to day operations and our great customer experience, which generates exceptional data. Our SVP of engineering, Karan Gupta comes to us from The Real Real, where he had taken that eCommerce company public, and he has extensive experience hiring and building leading software teams, both in Silicon Valley and abroad, which brings real cost advantage. Karan’s going to talk us through how he has gone about setting up our engineering and technologies for the growth that we are going to see.

Karan Gupta – Shift Senior Vice President of Engineering

Thanks Toby for that introduction and sorry about the interruption, but I’m Karan Gupta, senior VP of engineering. I have a background in AI and robotics. I was at PlayStation for a few years, and I also ended up founding a B2C collaboration startup, which ended up getting acquired. As Toby mentioned, mostly simply, I helped take my last company public. This was The Real Real, a popular eCommerce platform with all used inventory, so that experience is very relevant to what we’re doing here at Shift. I met George and Toby a few months ago and I ended up joining Shift at the end of Q1, so I’m really excited about what we’re doing.

The reason I’m excited is because I imagine this is what it might’ve felt like if you were joining say, an Amazon or Zappos, 10, 15 years ago before next day delivery was a norm; before it was normal to buy everything online. You know, we’re changing user behavior. We’re changing an entire industry. We’re changing how people buy and sell cars online, and it’s really exciting to be a part of that.

So, on this slide I’m going to spend a few minutes talking about our team, because Shift is a tech company at heart. We get talent from the best tech e-commerce and FinTech companies on the planet. We have more than 50 engineers, PMs, designers, and data scientists across four tech centers. The choice of these tech centers is very deliberate. One, our teams, they get significant times on overlap, which makes them more productive. Second, it’s very, very cost effective. If I was building the same team in SF, we would end up spending three to four times as much. So, we get strong talent. We get Silicon Valley energy without that price premium, and having people from diverse backgrounds is great for our culture.

The fact that we are already a distributed team also helped us when COVID hit. So, while companies are scrambling to figure out the processes, adjusting, our teams didn’t really need to adapt. Working together with remote colleagues came pretty easily and naturally. Another call out that I want to make here is that we are organized by business function. We have a team focused on the buyers’ experience, another on the sellers’ experience, and another on internal operations. This allows each team to focus on their customer’s experience, and because they don’t have dependencies on each other, they can move as quickly as they need to, making us very efficient.

Now, on the next slide I’m going to spend a few minutes and talk about what we’re doing in the world of data science, because our data science team is critical in helping us scale while keeping costs low. We use machine learning in many different areas of the company, but one of the areas I want to call out is pricing. We’re able to provide instant estimates for more than 90% of our online quotes. And that’s because we had years’ worth of data and years of iteration on these algorithms.

We were able to factor in seasonality, desirability, risk, how much repair the car might need, and so on. And this is not easy, right? No one has done this before. There isn’t anything off the shelf that someone can pick up and just build on top of it. There isn’t any open source software that someone can piece together and get the same result. So this puts us in a very defensive position and we invest heavily in this area. And by the time someone catches up, we’ll be even further along.

Now, we use all of this tech to provide an amazing, industry leading, operational workflow. What I’m trying to say is we have a group of people focused on keeping Sean happy and providing his teams what they need. So as you saw in Sean’s section, the technician is walking around a car with an iPad and they’re checking things off. They aren’t tethered to their desktop. You know, they aren’t filling out a form in an antiquated DOS application. So we’ve created the first mobile point of sale system for used auto. It’s a seamless experience for people at each stage of our operations workflow.

This iPad app, it’s integrated. If you could go back, please.

Yeah. This... Just, if you look at the different screens here, this iPad app covers many different parts of our operational workflow, and it’s integrated with a central system which keeps everything in sync. Whether it’s someone doing an email, managing test drives, or a concierge with the customer completing the sale. And when it comes to figuring out financing and insurance products, we connect with the lenders via APIs, which lets us configure in real time and present customized packages suited for each customer.

Now coming to our consumer experience, we use all of our tech to provide a beautiful shopping experience. Some of you might have already tried it out. All the screens you see here, they’re from Safari on an iPhone. That’s very deliberate. It’s because our data tells us that’s where the customer is. Again, it’s not easy to condense a complex experience into such small screen real estate, but we really focus on details and do our best to make that happen.

And for the customer, like we had a one stop shop, we are able to provide an end to end shopping experience designed for your phone, everything from finding a car, getting a test drive to closing financing. You don’t need to open up your laptop. You don’t need to go figure out financing somewhere else.

So, most of you already know this, but at home test drives are our unique value prop and we got a patent for that this year, so we provide a super easy experience for the customer. It’s as easy as getting an Uber. You find a car that you like, you select your day and time that works for you, and boom: someone shows up with a car and an iPad ready, to make the sale.

But there’s a lot happening behind the scenes. You have to figure if the car is available that day; is a concierge available at that time; what’s the driving distance; and so on. There are a lot of data points and more, and the very complex algorithm that makes this magic happen. For anyone else who try to figure this out, there is a huge technical barrier that they would have to get through to even catch up to where we are today.

You know, I want to touch upon one more area where our data science and technical experience, they set us apart. This is predicting financing. So we have two kinds of buyers. One, those who need to figure out financing first and find the car after, and two, those who select the car first and figure out financing after. Now, imagine you are the first kind of buyer and you need to figure out financing. So, you look through cars and you find the one that you like, you develop an emotional connection with it, but when it comes time to purchase, it turns out you’re unable to get financing for it. That’s a really cruel experience for you and for us.

So, we use the years of data that we have. With three simple questions, we can predict the kind of financing you could get and we can use that to create a customized experience just for you, which you can see on the next slide. You can see the cars that fit into your available financing. You can see your monthly payment and you can adjust the terms, and in real time, we’ll change the cars available. And doing all of this in real time is not easy, but that’s the kind of customer experience we try to create.

Now finally, I’ve covered a few things, from all the amazing technology we’ve developed. We provide an end to end familiar digital shopping experience. We do this uniquely and we do this better than anything else I’ve seen. We back it all with a very strong and unique pricing algorithm. We provide one of a kind mobile technology to power our operational workflow. And we use machine learning throughout to help maintain our costs.

Finally, a focus on tech is what really helps us scale while keeping costs low. Whether it’s... Excuse me, expanding to other regions, or whether it’s partnering with the dealerships. And so, we continue to invest in staying cutting edge, and as Toby mentioned, I was brought in because I have experience building cost-effective distributed teams. And it’s somewhat serendipitous: as I came in, everyone had to become distributed. So, having those relationships and the experience to scale our team with strong people, while keeping costs low is even more relevant now.

Yeah. Thank you all for listening. I’m now going to pass it on to Toby and then to Tracy.

Toby Russell – Shift Co-Chief Executive Officer

Thanks so much, Karan. As you heard from Karan, we have technology weaving throughout the operation, giving us not only breakaway customer experience, but cost advantage and scalability. One of the important things as well, that the technology enables is rich data. That data allows us to manage a funnel end to end, from the very first touch point all the way through the online to offline completion of the transaction. That allows us to do breakaway consumer marketing and acquisition, but that’s not sufficient in our mind. We also believe we have a tremendous opportunity to continue building a leading consumer brand.

Tracy Lessin, our VP of marketing, comes from leading consumer packaged good brands and has extensive decades worth of experience in building consumer brands, in addition to doing online acquisitions and technology marketing, most recently at Life Lock. She combines both brand building and tech acquisitions and consumer marketing in an extraordinary way, and she’s going to talk a little bit about that here at Shift.

Tracy Lessin – Shift Vice President of Marketing

Hi everyone. Thanks Toby. It’s really nice to join everybody over video and I’m similarly excited to be here, and I’m more excited about the future of Shift. And I actually want to start off by sharing a term. Toby was alluding to it, but it relates to my marketing philosophy and it’s actually called performance storytelling. Performance storytelling is born out of the combination of what Toby was talking about, which is a CPG background and a tech marketing background, where one emphasized brand building very heavily and the other one tended to have a heavier focus on direct to consumer acquisition.

So you have the acquisition side of the house, or performance marketing, and you have your brand side of the house, and those are the folks that I call the storytellers. And some companies, if not many companies, tend to emphasize one over the other, but it’s my very strong belief that more growth is driven over time for any company when you have the right balance of the two sides.

And you’ll start to see that in... You start to see that balance in the coming slides as I talk. But I’ll start on the performance marketing side of the house and continue on our theme of talking about data. And Toby was talking, one of the factors that enables the performance marketing team is our strong data foundation. And you can tell by now, data is in Shift’s DNA. So marketing has similarly worked with Karan’s team, data science, and engineering to build out a robust and integrated data environment.

And that means a strong connection between our systems, marketing systems, Google analytics, email, direct mail platform, along with our internal data repository and Salesforce. So, essentially, by making sure that the plumbing is set up right, it allows us to do many things very well, whether it’s staying on top the day to day performance and reacting quickly to changes, or continually running test and learn experiments and getting a quick read and implementing the outcome, having untracked leads that are at or below industry standards, or being able to know what consumers want, how they’re shopping and having the capacity to send personalized information to them, whether that be a dynamic retargeting ad, whether that’s a trigger email campaign or a customized landing page.

And then if you talk a little bit more about attribution and predictive models, they actually help us make very smart investment choices. So our multi touch attribution model allows us to track the path that consumers take through their shopping journey, assign a value to each touch point to see which channels have the most influence over conversion, and then we find that ROI out and we reinvest accordingly. But to add on top of that, we actually have predictive analytic models. And those models allow us to look at past historical data to predict the future. So we can essentially run if-then scenarios based on historical performance.

So for example, in a given market, we can say hey, if we turn down search X dollars and we turn up social Y dollars, what’s the break-even point for optimal investment? And then we can go and implement that in the market. So again, the combination of those things, aide us in making really smart investments choices.

I want to move a little bit to talking about our current channel choices and our current investment choices and where we need to go, but how we’re going to remain efficient as we do that. So, we’ve talked a lot about our industry leading CAC, in some cases, 70% lower than our peers. But the reason for that is essentially we’ve been extremely efficient in operating in the lower funnel of marketing tactics to date. So, if you look on the right, you’ll see we’ve been operating a lot at the intent level, and the strategy there is to intercept consumers who are closest to purchase and convincing them to buy with Shift.

And we also leverage various marketing automation tools to accelerate other low cost channels where appropriate. So, whether it’s our SEO program, or last month launching a brand ambassador platform so we have our advocates out in the world talking about us.

I think what we know is that in order to unlock the next phase of growth, there’s going to be an upfront investment required to drive awareness and consideration. So, as people enter the top of the funnel and we nurture them through, they’re thinking of Shift at the beginning, and ultimately as we pull them through the funnel we’ll ultimately capture more people coming out of the bottom of the funnel.

There’s always an increase in spend to do this and to build awareness but once you achieve the awareness levels over time, you actually can reduce brand spend while keeping awareness levels where they need to be. And I want to point out that, even with the increase, we’re going to continue to lead our peers in customer acquisition costs through our ability to make smart media choices. So we’re going to continue to focus on highly targeted digital spend so we can, in many, many channels, we can focus only on spending advertising dollars in the zip codes that we operate in. So there’s no waste.

Or, we can be super hyper-targeted. We can target people who are driving by the hub, so we can be super efficient there with our dollars. And when it comes to awareness then, we actually can take advantage of our regionality and the difference between markets. People consume media very differently in Sacramento and LA. Things cost different in Portland and Sacramento and LA. And so by actually looking at each market and understanding how that particular consumer looks at media and what they’re watching and how many people are back on the road and what they’re listening to, we can look at that and cost and actually take advantage of the most cost effective awareness vehicles by market.

So what’s connected to this increased investment status, something that I’m super excited about, which is how we’re going to evolve the Shift story and continue to build a brand consumers love. We know that consumers have relationship with brands and when they have an affinity for one brand over another, they’ll pay more for it. And I think CarMax is a great example of this. It’s one of the only branded players in the industry, and it’s a reason CarMax can command a higher price to market. Shift’s value proposition is specifically built on solving consumer pain points through technology. And while the current environment is accelerating online adoption for our space, we still need to be out there telling consumers our story in an interesting and compelling way. There’s tremendous, tremendous opportunity here because the industry has remained largely unbranded to date. And there’s not that many people leveraging a strong brand for growth.

If you think about our peer set, our immediate peer set in the online space, if you actually watch their television commercials back to back, you’ll encounter something that I call the sea of sameness, where there’s people sitting on the couch, the fingers are swiping, they’re on their laptop. They click, a truck pulls up to the house, a car rolls off the back. And you’ll see a lot of similarity amongst our peers. And then maybe the bigger opportunity is the tens of thousands of people out there, dealerships are doing no branding at all, so there’s a tremendous amount of white space to leverage a strong brand for growth.

So what you’re going to see from us in the coming months is the evolution of our story, a very differentiated brand strategy, and a very unique creative campaign that will cut through the clutter, or what I’m talking about is the sea of sameness: that we won’t look like everyone else. And we’re going to lead the way in the category in terms of building a relationship with consumers and a brand they love, which ultimately drives long-term value.

So just to end my time with you, I just want to emphasize the connection points between advanced data tools that enable smart decision making, our ability to make efficient channel choices, and taking advantage of our regionality to keep our customer acquisition costs lower than our peers, plus leading the way in building a brand that has a lasting relationship with consumers and therefore builds long-term strategic value for Shift. With that, I will turn it back to Toby who will turn it over to Cindy.

Toby Russell – Shift Co-Chief Executive Officer

Thanks Tracy. So we’ve talked about how we use technology, operational excellence, and consumer marketing and branding to create a truly breakaway e-commerce opportunity in the used auto space. We’re growing rapidly and very excited about that. And as you look through the advantaged CAC use of technology, what we see is a very efficient growth engine. Our CFO, Cindy Hanford, comes to us from a background of traditional retail at Nike, as well as used auto retail at Lithia Motors. And she’s going to talk a little bit about the financial implications of the efficiencies in that growth engine, what that means for our unit economics, and how she thinks about having the discipline that is profitable growth at Shift for capital efficiency. Cindy?

Cindy Hanford – Shift Chief Financial Officer

Yeah. Thank you, Toby. Thank you everybody. Happy to be here today. I’m sitting here for the CFO of Shift and I’d like to say I’m a pretty fortunate and lucky person. I’ve been fortunate enough to work for, be part of three great companies, quite frankly. Nike, where we obsessed on product, the consumer journey and brand. Lithia, for the third largest dealership group in the United States. And now finally Shift and I’m especially excited about Shift because this is an opportunity to work with a very talented team to transform the consumer car buying journey. It’s absolutely fantastic.

So we’ll go ahead and take a look at how that plays within the finance. As seen here, we have multiple levers in our growth strategy. Focusing on the near term, we will look to increase market penetration in our current markets, expand strategically into new markets, and finally expand our ancillary product offerings commonly referred to as F&I.

Longer term, we believe there’s opportunity to expand further through strategic third party partnerships, M&A, and then finally omni-channel initiatives. So this morning you’ve heard, we’ve shared with you the story behind our transformational platform. Now let’s look at our attractive financial profile.

Our focused efforts on achieving strong unit economics has positioned us well for accelerated growth in an industry with massive market opportunity. This coupled with our capex-light e-commerce approach makes for a compelling long-term model. And finally, consumers are responding well to our business model as illustrated in our strong Q2 and July results, which Henry Bird, our VP of strategic finance will walk you through shortly.

Let’s take a quick look at our growth picture. As shown here in 2019, we sold about 11,000 units, achieving $166 million in revenue. This was net of a Contra revenue entry associated with our relationship with Lithia. In 2020, we are projecting sales of 12.6 thousand units with revenues of $193 million. As we accelerate past the COVID impact at H1 into a 78% year over year growth in H2. Roughly 65% of our growth will come from existing markets.

Moving into 2021, we expect e-commerce revenue growth of roughly 123% as a result of the marketing, operational, and technology initiatives as outlined by Sean, Tracy and Karan. As we look to grow top line, we will continue to grow profit margins. We have been able to show impressive top line growth by also expanding adjusted gross profit. As shown here, we achieved a 6% gross profit margin in 2019 and are on track to outperform that in 2020, achieving a rate near 9%, which is above our initial targets on the back of strong year to date results. One key component of our margin growth has been our ancillary products such as financing and vehicle protection plans, often referred to as F&I. Let’s take a quick look.

We’ve worked hard to drive improvements in the area Sean explained earlier, and those efforts are clearly paying off. We’ve achieved 84% growth over 2019 by May 2020 and are targeting an average of $800 a unit for 2020 as a whole. There remains continued opportunity for growth, as we know traditional dealerships can achieve about $1,300 per unit. And we will look to achieve additional growth through continued expansion of product offerings, and then leveraging technology and sales strategies to drive higher attach rates for financing, which will also drive higher attach rates for ancillary products such as vehicle protection plans.

So let’s take a quick look at consumer acquisitions costs, which as Tracy mentioned are highly efficient. We think about our marketing strategy in two channels, buyer and seller. Historically, we’ve been very data driven and have focused our spend on digital marketing channels. As a result, our CAC, or customer acquisition costs are meaningfully lower than our peers, yet we have strong if not stronger market share in regions where we operate.

Here, you can see our CAC was $842/unit in 2019. As Tracy outlined, we will layer in a new component of marketing to build brand awareness, raising our CAC to just north of $1,500 per unit in 2020. We believe this will result in a significant improvement in lead generation in support of our climbing growth. Let’s take a look at how that impacts our unit economics.

So as mentioned, we believe we can invest in marketing to grow our business while remaining unit contribution positive. What does that mean? So walking through our 2020 targets, we are tracking to a GPU of roughly $1,750 per unit. We get there by starting with the ASP of about $60,000; add to that the profit from our F&I programs of about $767, plus the profit from our wholesale business, which Sean outlined; less the cost to acquire the vehicle; less the cost to recondition the vehicle, this year it’s right around $1,100; and then finally, less the acquisition costs, which gets you to the GPU of $1,752.

For 2020, with a GPU of $1,752, we have the headroom to absorb the additional brand marketing spend in CAC, or right around $1,500, and still remain positive from a unit contribution perspective. So let’s take a look at how that stacks up to our peers.

Here, you can see how Shift compares pre-IPO across GPU, adjusted gross margin, and CAC to both Vroom and Carvana. Looking specifically at the relationship between GPU and CAC, with our healthy GPU of $1,190 in 2019, we were able to fully absorb our efficient, more regionally focused CAC of 842 and remain unit contribution positive with about $348 to spare.

We can do this in part because we have an industry leading adjusted gross margin as shown here. It was just shy of 6% in 2019, outperforming both of our peers pre-IPO. We are clearly taking a different approach than that of Vroom or Carvana. You’ll note here that pre-IPO, neither Vroom or Carvana were positive from a unit contribution perspective. Carvana was down about $400 per unit and Vroom, about a thousand.

To recap, we focused on achieving healthy unit economics and have been efficient with our CAC spend. We believe we are now poised for meaningful growth in a way that supports a compelling long-term model. So let’s take a look at that. So here you can see we are targeting 100% year over year top line growth, and margin expansion moving into the 11% to 13% range through 2022. This coupled with the addition of higher margin services, investment in technology, and meaningful operating leverage on our corporate team as we scale, we believe we can achieve break even EBITDA in late 2022 or early 2023. With that, I’d like to hand it over to Henry Bird to share our strong Q2 and July results.

Henry Bird - Vice President of Strategy and Finance

Thank you, Cindy. And thanks again to everyone for joining us today. I just want to take a couple of minutes to quickly talk through our Q2 results. We were really happy with how our business performed in second quarter of 2020, especially considering this kind of new and, frankly, challenging environment we were navigating. Our total unit sales came in 4% above our prior guidance, at 2,296 total units sold for the quarter. We saw tremendous demand for our full spectrum of used inventory, especially the lower cost value segment, which is represented just around 30% of total e-commerce unit sales year to date.

The lower total ASP resulted in a slight 1% miss on revenue, but our smart, diligent acquisition strategy, paired with the growing demand for our scarce inventory resulted in significant out performance on gross profit. Q2 came in at $4.2 million of gross profit, or 13% margin, a 38% beat against our original guidance of three million gross profit or 9% margin. Now we’ve proven that a lower ASP does not mean you have to sacrifice gross profit. As our GPU came in at $2,306 per unit in Q2 representing a 41% bead to our original guidance and 57% growth year over year from Q2 2019.

Finally, I’d just like to end with a note on inventory. Toby spoke to this, but at the end of May, we continued to see growing demand for our product and really this kind of full spectrum of the used vehicle inventory. So we started accelerating our acquisitions mid to late May, and by the end of July, our inventory levels were double what they were at the end of May. Toby mentioned earlier we’ve seen continued strong unit growth through the month of July and August at an impressive gross profit per unit. I’ll hand it back to Toby to provide some additional thoughts on Q3.

Toby Russell – Shift Co-Chief Executive Officer

Thanks for that, Henry. As Henry was saying, we’ve been seeing incredible momentum in demand for our products. We’re seeing growth and feeling really good about that. And in addition to that, we’re seeing great profitability. As a result, we’re actually increasing our guidance on our gross profit, which is a key measure of both volume and quality of sales. We’re going to be increasing from $3.9 million in total gross profit to $4.3 million for Q3, and also adjusting up our GPU. This represents about a 10% raise from our initial guidance because we’re just seeing incredible demand, great growth at Shift and great quality in vehicles as well as profitability through the system. So we’re extremely excited about that and it’s great for us to be able to share that today.

In sum, we’ve got a leading eCommerce platform that is operating at $850 billion market. Together with our peers who represent less than 1% of used auto sales, we see a huge opportunity for us in a profitable way to really take a lot of share both from independent and traditional retailers and are just super excited about both our current quarter performance, our coming quarter, and the future here at Shift. With that, I’m going to hand it back off to George, to open us up for questions, because we did try to carve out a decent amount of time to have a Q and A and a back and forth.

George Arison – Shift Co-Chief Executive Officer

Thank you, Toby, and thank you everybody again for being here and to the Shift team for presenting. I hope what everyone saw today is that we have a really strong and very diverse team in terms of background on the management team. We think that’s a huge strength for our business. And also why Shift is so well positioned to take advantage of the momentum created for eCommerce around COVID. Four kinds of things to highlight from that perspective I think.

Number one is that we do have a very broad approach to inventory, which allows us to cover the largest spectrum of cars consumers want online. That’s enabled by our regional model, our test drives and our reconditioning capabilities. Number two is our very differentiated technology, which is all built on data with machine learning and AI intertwined into the entire product experience. Number three, our ability to build a brand in a regional way, which we believe will be very effective from the cost perspective and allow us to gain market share over the long-term. And number four, our very strong unit economics, which we have spent years perfecting to position the company for a long-term growth and achieve profitability much earlier in terms of scale than our peers.

With that, I’m really excited to open up to questions. There is an opportunity to ask questions in the Q and A box, as well as to ask questions by raising your hand. I think we’ll cover the questions that have been submitted so far in the Q and A box first, and then we’ll open up to folks directly.

Two questions that came in roughly at the same time are both for Tracy. I will read out both because I don’t want anyone to feel like we’re not answering the question, but they’re roughly the same question. You mentioned your industry low CAC. How do you cap that dynamic as you push into new markets? The second question related to CAC was you discussed taking cap to $1,500 in 2020. How should we think about CAC long term against the plans to expand in both existing and new markets?

Tracy, I’ll hand this off to you. But one thing I’ll say before doing that is just kind of message what I hear a lot from people. Henry, Toby, Cindy and I did a big road show in June as folks might know. And again in July, and one question we’re often asked is like, what is the single biggest constraint in your growth? The reality is that the single biggest constraint on growth is that people don’t know us, that we exist. People who know us love us and that’s why our NPS is so high, but obviously not everyone does. In a place like San Francisco where our market share is very high, a lot more people know us than say in LA. The most important thing we can do to grow our business over the next two, three years is really let people know that we exist. Because once they know that we exist, they don’t really want to buy a car in any other way.

With that, I’ll hand it over to Tracy to talk through this question.

Tracy Lessin – Vice President of Marketing

Thanks. I will try to take both of these at once. I think we’re very clear in stating that we expect CAC to grow in 2020 into 2021, as we start to layer on awareness vehicles. However, we continue to balance that with highly targeted digital spins. Again, we can get down to the zip code level or neighborhood level, so only spending money on consumers who are in our service territory. And just going back to regional buys. Regional buys for us are much more efficient than a national buy, and we’re able to take advantage of that. So while we expect CAC to increase, we expect to be in a good place relative to peers. Then to build a little bit more on the second question, it is more expensive to establish awareness than to maintain awareness. So there’s usually a heavy ramp in investment to get your awareness up to where you want it to be. Once you have it, you actually do not have to keep spending at that level to maintain awareness. So the expectation is after an initial investment, this type of brand and awareness spending will come down.

George Arison – Shift Co-Chief Executive Officer

Thank you, Tracy. We’re getting more questions here. So we’ll kind of work through those but Mark, if there are hands raised, we also want to make sure to give folks an opportunity to speak.

The next question is about reconditioning. A common theme across ecomm auto retailers near-term is the capacity issues that reconditioning facilities presenting a headwind to matching elevated consumer demand. What are the key issues preventing slower capacity expansion, and how long do you expect to get back to normalized capacity expansion? I’ll hand that question over to Sean. It’s a great question. It’s something we can think about long term.

Sean Foy – Shift Chief Operating Officer

Thanks, George. Our model is really very different. We can bring up new recondition centers pretty quickly. We’ve got a very low capital intensive way of doing that. We don’t own real estate. We lease it. Our units are typically smaller than one of the huge reconditioning centers that our peers spin up. I think one of the other things that I mentioned earlier was part of the trick here is about deconstructing some of what would have normally been highly skilled roles into lower skilled roles and working with colleges, bringing in apprenticeships, things like that to take those roles on. But that said, the question kind of implies that we have some kind of constraints. We can very easily ramp our existing infrastructure to about 2300 units per month, as I say, with our existing infrastructure. So I don’t see any significant headwinds as far as reconditioning is concerned.

George Arison – Shift Co-Chief Executive Officer

Great. Thank you, Sean. I believe we have a question from Zack at Wells Fargo. So Zack, if you’re able to, please let’s have you go next with a question.

Mark Roberts – Blueshirt Capital Advisors

Great. Thanks George. Can you guys hear me okay?

George Arison – Shift Co-Chief Executive Officer

Yes.

Mark Roberts – Blueshirt Capital Advisors

Perfect. So first question for me on pricing. Could you talk about where Shift stacks up on like for like vehicles relative to brick and mortar dealers, as well as your online competitors? And then second, can you talk about how you think data gives you an advantage here and how your efforts may differ versus the other online peer place?

George Arison – Shift Co-Chief Executive Officer

Great. Thank you, Zack. I think I’ll hand that question over to Toby who would like to talk about that.

Toby Russell – Shift Co-Chief Executive Officer

That’s a great question, Zack. First, there’s two ways to think about pricing. We alluded to them earlier in our price tiering. What cars are we selling that are above $20,000, between $10,000 and $20,000, and below $10,000? Shift has a lower average sale price across the board. That’s driven primarily by the fact that we’re full spectrum. We are doing, as Sean outlined, a value segment, which has a selling cars in under $10,000, whereas a Vroom and a Carvana, I really don’t play in that space. That’s part one is we have a wider array and lower prices on average as a result of the wider spectrum.

Part two is we every week get together in a meeting called Marketplace and we look at market by market, how our clearing prices are performing relative to a dealer listings. That’s sort of the baseline in the industry is dealer list price. I will say that we are deliberately clearing below average dealer list price. What we’ve watched over time is, as Tracy alluded to earlier, as folks like Carvana and CarMax have built their brands. We’ve observed them clearing higher and higher percent to market. It’s not uncommon to see a CarMax clearing at like 104% of market. We’ve watched Carvana’s number climb over time, but we haven’t disclosed exactly what it is we’re using as our targets. But we managed to a target and I can say it’s in the hundreds of dollars less on average and on a consistent basis than average dealer lists. We monitor that really very closely.

So compared to the entire industry, we’re selling it less than dealer list for an advantage, but our goal is not to be a discounter. Our goal is to sell for fair average price, to have it be simple and compelling for consumers, as well as have that broader spectrum of inventory, which implies an average sale price that is lower.

Sean Foy – Shift Chief Operating Officer

Hey, Toby. One other key point I’d like to add on that question, if I may. Our data is very, very localized and our pricing is targeted based on very local markets, we’re able to really, really match up very closely to what the market is doing and we monitor that all the time in our data model.

Mark Roberts – Blueshirt Capital Advisors

If I could add a quick follow-up on the profit profile of value tiered vehicles, and maybe you could walk through the GPU moving parts versus your average $20,000 ASP vehicle, and what are the drivers here that kind of get them both in a similar place? Then also on the financing side, considering the lower loan values, could you also touch on the F&I, GPU puts and takes there?

George Arison – Shift Co-Chief Executive Officer

Thanks, Zack. Yeah. Absolutely. I’ll take that. We haven’t released the numbers in terms of front end or back end gross profit separating value from the rest of our inventory. So I can’t go into the exact specifics, but I can talk about it high level where hopefully it will be directionally helpful. Overall value cars make substantially more front end margin than an average car at Shift, or really frankly, anywhere else. That’s not just for us. It’s true for other people who play in the auto segment as well. Lithia is probably the only one of the major auto retailers of the national chains that plays in value, and they will tell you the same exact thing. That for value, they make more front end margin than they do on the rest of their used inventory. There’s several reasons for why that’s the case.

Number one, the value cars are scarce. It’s very hard to find them. Normally you have to go to an independent dealer to purchase them where the experience is pretty subpar. So if you want a good experience, you don’t have a lot of choices in terms of where you want to go. If you want an online experience, it’s frankly the only place that you can go. Normally we see almost twice as many leads coming in for value vehicle as we do for all of our other vehicles, which obviously then results in a higher front end margin because those cars sell faster and you can charge a higher price to market on them than on other vehicles. It is true that these cars, because they are lower cost do generate lower F&I. I think one of the things people often misunderstand is that somehow value is only purchased by a subprime customer. That’s actually not the case.

A lot of value car buyers are prime, and prime customers. Oftentimes a third car for the household or a second car in a city, et cetera. But just because the total dollar amount on origination alone is lower and the total warranty that you’re selling is lower. Inevitably, the amount of backend you make is lower. But end result between front end and backend is that we make roughly the same amount of money in GPU on a value vehicle when you add up both the front end and the backend as we do on a regular vehicle at Shift that’s outside of the value category.

The profitability story ends up being the same from the GPU perspective. Now that said, that doesn’t a few factors that are really important. Number one, because those parts sell faster, your parking costs are lower. And number two, because those cars sell faster, you are on average doing less test drives on them than you are on all the other cars. And value is actually more profitable for the business versus the non-value vehicles.

Toby or Sean, anything you’d like to add on that point? Okay. Great. So we’ll go to another question from the questions that have been submitted, and this one’s on F&I. The question is F&I usually requires a highly consultative experience and in the case of traditional dealers, high pressure. How can you increase F&I while maintaining a strong consumer experience? I think it’s a great question. I think for that, we’ll start with Sean and then perhaps hand off the cam from there because this is both an operational and a technology question as well.

Sean Foy – Shift Chief Operating Officer

Look, we’ve been investing in learning heavily in F&I over the last probably 15 months. We’ve learned a ton about how we can demonstrate value to our customers. We don’t want to just force an expensive warranty on a customer when it doesn’t suit. So we’re very carefully building our portfolio of products that are suitable for all vehicle types that we sell. Now, it’s true that it’s easier to attach a warranty product to a loan customer than it is to a cash customer, but we are building new products that service that sector as well. The technology helps us greatly. The experience is really straightforward. The customer holds out an iPad and we present the options to the customer on the iPad. I think maybe Karen would want to talk about the data model and how that supports that experience. But we believe in fairness and transparency in making sure that we offer the customer excellent value. We don’t want to force anything onto the customer [inaudible 01:16:57]. We certainly don’t want to replicate the dealer experience.

Karan Gupta – Shift Senior Vice President of Engineering

Yeah, I agree. So I’ll just add to how the tech helps us. I mean, you’re right. Selling an F&I product does require some form of handholding, but absolutely, we aren’t a high pressure kind of company. We’re very customer friendly. The way this experience works is, as Sean mentioned, the customer has an iPad in hand, but then we have someone else behind the scenes who is actually on a call with the customer at that exact same time. So they’re able to hear what the customer’s concerns might be, what different packages they might be interested in versus not interested in. The way the tech is created is that person who’s behind the scenes, they have a life connection to the APIs to various F&I partners that we have. So in real time, they’re able to create a package that’s going to be suitable for the customer and they give them two or three options. The customer can see on the iPad right in front of them.

That information changes as they’re in that conversation. So that’s how we are able to simulate both that supportive, consultative experience as well as share all the information so the customer can make the best choice.

George Arison – Shift Co-Chief Executive Officer

Toby, did you want to add anything on this question or should we go to the next one?

Toby Russell – Shift Co-Chief Executive Officer

Underlying it is. How do you make sure that you’re balancing customer experience with attach rates? We’ve actually been very pleasantly surprised overall on this. When we first launched the Shift platform years and years ago, the very first question that we got asked by buyers was, “Hey, do you have financing for that?” We built a really smooth and integrated financing capability, as well as a fantastic set of warranty products that basically give you like new coverage for a used vehicle. It’s an extraordinary value prop. And we’ve got a combination of insight specialists and technology flows that let people understand what’s going to be most applicable to them. So stemming back from my days at Capital One, when we would think hard about, “Hey, how can we transform from a traditional retail model over to a software model?” Shift is truly best in class in that and we’re really bullish in our ability there.

George Arison – Shift Co-Chief Executive Officer

Great. Thank you, Toby. We’re going to go into a live question next, but there’s a question here that also ties to F&I, so I just want to answer it while we’re on the F&I topic, which is from Seth Basham, asking what are our tax rates on financing and warranties? We generally have not released a set of metrics on this, except for one in particular. We did say in our investor presentation that this is also available with the SEC that in May, our warranty tax rate. So our service product tax rate was roughly 45%, which is extremely high for eCommerce players. We’re very proud of that. We’ve been working really hard to make a attach rates be strong, and we’re really happy with how that has been going.

The opportunity for us first and foremost starts with loans. We don’t have as high of an attach rate on loans as some of the traditional dealers do. We’re in the kind of 55-65% range and want to be in the 75-80% range over the next three, four years. That’s not something we’re saying is going to happen in the next 12 months, but over the next 36, 48 months is something we want to try to strive towards. If we achieve that, then [inaudible 01:20:36] and continue the high attach rate warranty, which will then drive higher F&I overall.

So with that, I do want to have another question that is being asked live from Rajat at J.P. Morgan.

Mark Roberts – Blueshirt Capital Advisors

Actually, George, I think it’s Sharon from William Blair.

George Arison – Shift Co-Chief Executive Officer

Okay. Great.

Sharon Zackfia – William Blair

Hi. Can you hear me okay?

George Arison – Shift Co-Chief Executive Officer

Yes.

Sharon Zackfia – William Blair

Great. So clearly the value segment is an area that’s really differentiated. Can you talk a little bit more about why others haven’t pursued that or where the icebergs are in that segment, where you’ve been able to navigate? And then separately, I think it’s helpful to understand philosophically how you’ve balanced your localized approach versus others who have kind of taken more of a first mover advantage philosophy and where you think the pushes and pulls are there?

George Arison – Shift Co-Chief Executive Officer

Great. To start with value, I’ll hand it over to Sean. He has been talking to us about value literally I think before he joined Shift. So it’s probably the right place to start there.

Sean Foy – Shift Chief Operating Officer

Thanks, George. Traditional dealers really, really like the value sector. There’s some terrific margins in there, certainly on the front end. But maintaining those margins is important and you cannot just recondition them in the same way as you would a core car. There’s a few things happening here. Our software helps this decision, what we’re going to do on those cars to make them great value for the customer, but not to over recondition them, which can happen if you’re just in this high volume flow. Our ability to recondition those regionally, and we know that different customers in different regions also like different things about cars and value things differently. So we’re able to easily adapt our recon process to that. There’s nothing stopping other people doing it. I just believe we’re the only people doing it right now. It’s taken us probably about a year and a half to be able to build our product to the point where it is now, where we’re super confident about our ability to retail those cars.

George Arison – Shift Co-Chief Executive Officer

I think one thing I’d add on to this point is that for others, the reality is that without a test drive, it’s very hard to sell a 10 year old car. I think the other two digital paths have absolutely no intentions of offering test drives. So while they might talk about going down in spectrum a little bit, and we have seen Carvana come down in spectrum a little bit, but not going to value at all. If you could jump to this slide in the deck that’s on inventory spread. Really have no cars below $10,000 for the ecommerce players. But as they come down in price, that means more compete in a $10,000-20,000 range rather than in the value range, which is a fundamentally different beast. But I think the critical thing there is that independent dealers can be almost completely in the value sector. Right? You can see here that 1% of the sales by independent dealers are below $10,000 in price.

If you want to capture share from independent dealers, you’d have to compete in that segment. I think to do that, you’d have to offer a test drive, which is something that is really, really critical.

On your second question, I’ll hand things over to Toby related to how we think about the local regional approach versus doing a national extension and what the advantages and disadvantages of that are.

Toby Russell – Shift Co-Chief Executive Officer

There were a couple of questions on our local, national and growth plans. First, we do intend to grow quite a bit within our existing footprint. We’ve talked earlier about our market shares and how we have an opportunity to just grow straight within footprint. We want to add a couple of markets per year. So we do intend to do that. We think of this market neither as local, which is the traditional way of thinking about it, local retail stores serving a customer base within 15 miles of the store. Nor as national, as a couple of our peers think about it. In our mind, makes little sense to buy a Toyota Camry from Florida and ship it to Washington State. Why would you pay that extra $1,000, $1,500 when there’s going to be another vehicle aligned locally there?

But we do think of the market as super regional, and that is within, call it the greater Bay area, in the area between Sacramento and San Jose, there’s just about any car that a customer would want. And the logistics system we’ve built enabled the servicing of that. And it enables us to service that with a test drive, which is differentiated and allows us to be more full spectrum across those super regions, using technology and logistics.

That said, we also do allow customers to buy car sight unseen between markets, and we see a decent number of our cars get bought, say, from LA by a person in Portland or in Sacramento. So we’ve got what we think is the true structure that customers want. And that is the ability to source a car same day next day, with a test drive within a super region. That’s like the primary use case, most of what people want. We see a lot of opportunity for us to grow in footprint with that. And the ability to expand to new markets, largely adjacent ones, where we can shift between markets without having to go entirely cross country. We see that as a structural advantage to shift on a bunch of dimensions, and that’s how we’ve thought about our growth so far is creating interlocking super regions that not only gain bigger share within the region, but also can mutually support each other for cross shipping.

George Arison – Shift Co-Chief Executive Officer

Thank you, Toby. We have a bunch of questions here around brand. In a minute, I’ll give it over to Tracy to talk about that. But before we do that, there’s just a question about mix in terms of where we get our cars from, consumers versus other sources. And I can answer that one really quickly. I’m going to cover two questions at once. So on that question related to car source, what we’ve released is that about 85% to 90% of the cars that we sell come directly from either consumers or partners that have cars directly from consumers, which in effect is cars directly from consumers. That is, we think, our core bread and butter in terms of the kinds of cars we sell. We do also sell cars from auction as well. That’s about 10% to 15% of our sales.

Now that said, as we see growth in F&I, we’ll be better positioned to be able to sell cars from auction because those cars usually make less money on the front end and more money in F&I. So we do expect in the coming years for the total volume of auction cars that we sell could increase, both in aggregate and as a percentage of our total sales.

There’s about three or four questions here that deal with marketing spend and brand spend. One example of it is, can you discuss whether you have increased the marketing spend already around brand marketing and what the response has been so far? Another question is around how much of the increase up to $1,500 is driven by CAC versus general brand awareness spend? Basically could you perhaps to take both of those questions and speak through kind of what we are doing and how we’re approaching the brand marketing efforts.

Tracy Lessin – Shift Vice President of Marketing

Sure. So just to tie back to what I was talking about earlier, to date, almost all of our marketing has been in the lower funnel. So third party partnerships, search engine marketing, social. The reason our CAC is so low is to date, we have spent very little on any of the brand awareness vehicles. When you ask questions about, “Hey, how do you go from 800 and something up to 1,544?” There’s very little being spent on any broader reach vehicles. There’s a lot of space there to grow and drive awareness.

Sharon, I saw your point to your question specifically about July and August. We have just started testing some of our broader reach vehicles. So we are testing television. We have a test drive to use spot during the COVID period that just makes sure people understand that we have this option that’s new and that is safe. And we just actually launched what I call intelligent direct mail. The truth is when you start at things in the upper funnel, it actually takes awhile for those folks to turn into leads. One of the things about operating in the lower part of the funnel, those folks turn into leads pretty quickly, and that is why it is so efficient. So we have early reads on things like direct mail, which just launched in August that we’re seeing success in selling cars, but it is going to take us awhile to see how that spend comes through the funnel and what the ultimate ROI is on that. So that’s normal and expected. I think there’s another question, George. Sorry.

George Arison – Shift Co-Chief Executive Officer

We have many, many other questions. So if anybody else on the team would like to add anything to what about Tracy has said on marketing? If not, Mark, any more questions from people who want to ask a question?

Mark Roberts – Blueshirt Capital Advisors

Yep. We’ve got some patient hand raisers. So Rajat Gupta from J.P. Morgan, you’re next in the queue. If you’re still on. Rajat, are you there?

Rajat Gupta – J.P. Morgan

I’m there. Can you hear me okay?

Mark Roberts – Blueshirt Capital Advisors

Yes, we can. Thank you.

Rajat Gupta – J.P. Morgan

Oh, great. Thanks. I just had a question on just that the sources of just the retail GPU expansion from your... Your reconditioning costs are already pretty competitive, it looks like, versus the peers. You have a high sourcing mix from retail already. Is the sources of expansion here, primarily from generally a quicker turn around or reduced logistics, inbound logistics, price increases. Maybe there’s more efficiency on recon side that’s going to drive the GPU higher from here. Do you see beyond 2022, is there a... Is the 2022 GPU number more of a normalized number than you think, or is there more opportunity even beyond that?

And then this is a follow-up unrelatedly on one the long-term drivers you talked about. One thing that was interesting was just the potential to acquire more brick and mortar retailers down the line? Could you elaborate a little bit more on that? Is that just because you want more reconditioning capacity, more fulfillment locations or is it just service touch points? Just curious as to the strategy behind that as well? Thanks a lot.

George Arison – Shift Co-Chief Executive Officer

Right. So on the first set of questions related to GPU and how things are going, I just want to add, there’s a question in the queue from Ron Josie as well about with increasing guidance, can you talk about July and August trends? Well certainly in August, growth accelerated, so I think these tie together well. And so we’ll hand over to Henry to speak to both of those questions and then I’ll take on the discussion around strategic and many opportunities.

Henry Bird - Vice President of Strategy and Finance

Yeah. Great. Thank you, George. So I think that this slide 43, the GPU bridge is actually a good place to just pause and look at where we are today and where we think the drivers of margin expansion are going to be. Your first question on the reconditioning and what the opportunity is there. In 2020 here, we’re projecting around $1,100 per unit. You can see in the middle of the screen. Longer term, we see a more healthy reconditioning cost per unit, one $800 per unit range. And so we see a couple of factors that are ultimately going to drive that down. When you think about that $1,100, there are two components, there’s the parts and the labor.

So as we scale and have greater contribution from our lower cost of labor markets. So right now we’re heavily concentrated in San Francisco and LA, but as we are able to drive down on average, the labor cost of that recondition component. Again, that’s going to come just from naturally scaling our volume and growing volume from markets outside of San Francisco and LA. That’s going to drive down the labor component on a per unit basis on a blended basis and separately the parts component. Again, with volume, we’ll be able to enter into more attractive purchasing agreements with our parts vendors to also drive down per unit cost for the parts used in the reconditioning.

When thinking about where we are in GPU today, and the drivers of that, it’s less so on this decreasing reconditioning. We’re still are right around this 1100 per unit today, but really what you’re seeing is a stronger front end margin. And so a greater spread between the e-commerce ASP and the cost to acquire inventory. Again, our really diligent acquisitions through Q2 allowed us to, and the strong demand for our products allowed us to turn vehicles a lot quicker, so less depreciation and still sustaining strong prices in the market, resulted in a higher spread between that 16,000 of the ASP and the just south of 14,000 cost to acquire.

Now a comment on August and July. We’ve continue to see really strong momentum from a unit sales perspective at a sustained out performance on the margin and GPU profile. So we’re really happy with how the quarter has been going. We see a lot of tremendous momentum and we’re looking forward to just continuing to capitalize on the opportunity that’s out there in the market right now.

George Arison – Shift Co-Chief Executive Officer

Great, thank you, Henry. And then on the topic of strategic M & A, I think the core thing here is the following. We wanted, for the three pieces on the left side of this page, page 37 in the deck, increasing market penetration, geographic expansion, and increasing ancillary offerings on the front end side, are the things that are critical to the model and what is necessary for us to hit the numbers we’re projecting for 2021, 2022 and beyond. I think that there was another question asked and I think that we’ll try to answer that. 75% in the growth that we’re projecting in 2021 will be coming from existing markets, the remainder will be coming from new market launches and then continued acceleration in F & I from $800 to 12, $1,300 over the next three to four years is critical to our margin extension overall, and driving towards that 25 to $2,700 in GPU that we would like to get to.

We wanted to give people a heads up that there are a couple of big strategic opportunities in our business. And that’s why we have the two other bullets on this page. Both the third party marketplace, where we enabled dealers to list cars with SHIFT, and then use our fulfillment strategy and approach to salvo those cars in their broader geography versus that specific dealers’ neighborhood, as well as potentially an opportunity to acquire a used car retailer. And attached to their model, our Omni-channel digital driven approach. So those things that are not critical to the model, it’s not something that we need to do to hit our numbers, but something we will consider doing. When it comes to the M & A specifically, one of the things we thought about is the value and the benefit of bringing on board a dealership group with say, three to five or six stores around the country focused on used, specifically.

And whether that would allow us to expand into new markets at a rapider pace, because we could take their locations, they already have reconditioning available. They already have sales happening in those locations and then expand those geographies at a quicker pace by attaching Omni-channel sales and car acquisitions to those. And so that’s what we’ve thought about. We’ve not made a decision on what to do there. It’s something we’ll consider if it that comes up, but it’s not necessary for us to hit our numbers. And it’s not certainly anything that we are clamoring to do right away. I will be opportunistic about it as things develop. But right now our focus is on the fact that with COVID and the environment we’re in, growth is really, really strong for SHIFT. And we need to be able to sell to all the customers that want our service and expand to the new markets that we want to expand to, that we had planned on doing. So, with that, I believe we have another question live. And so Mark, I’ll hand over to you, to tell us who that’s going to be.

Mark Roberts – Blueshirt Capital Advisors

Chris Bottiglieri you are next up, sir.

Chris Bottiglieri – Exane BNP Paribas

Thanks, can everyone hear me?

George Arison – Shift Co-Chief Executive Officer

Yes.

Chris Bottiglieri – Exane BNP Paribas

All right, perfect. There’s just two quick ones. I guess, following up on the growth strategy. Can you remind us how quickly could you accelerate marketing openings if you want to? What goes into opening a market? What does it cost to open a market? What are the capacity of your reconditioning centers today? And then just lastly, you gave us a nice video that shows some of the RC. Do all of your current reconditioning centers look like that one or are they different forms of evolution and technology than those reconditioning centers?

George Arison – Shift Co-Chief Executive Officer

Great. That’s a good question. I think there is a couple other questions in the open question that have been asked that tie to that same question as well. So Henry, why don’t you start with the financial piece of that and then hand over to Sean to talk about the facilities.

Henry Bird - Vice President of Strategy and Finance

Yeah, great. So, we’ve talked about this. The growth model is two markets per year. Now we could be more aggressive in our new market launch strategy, but again, we’re taking a different approach from the peers, in that we see real benefit in driving growth through a benefit from a cost and unit economics perspective by driving growth through increased market penetration within our existing footprint, rather than forcing a kind of accelerated national expansion model. So again, we’ve talked about this a couple of times, that 75% of the growth is going to come from the existing markets. But for the two new markets per year, that we opened, it is an extremely CapEx like new market launch playbook, if you will.

The way that we do it, and Sean can get into a little bit more of the details, but the way that we saw it go down in Portland is that we start in a region by long punching our acquisition technologies and sourcing units from that market. We do get to a certain minimum threshold per acquisitions per month. At which point we make the decision to convert that into a two sided market. We’ll lease out a facility, install a lift, which is not a particularly expensive piece of equipment and grow the field operations team as needed based on the volume requirements there.

So what we saw with Portland and the way we think about it, going forward, is that within one year we felt Portland, contributing positively and burn right around a million dollars to get there. So really order of magnitude is different. When you think about the cost that it takes for, Carvana to set up an IRC or CarMax to set up one of their retail store fronts. I’ll hand it over to Sean. Maybe if you want to talk a little bit about the specifics around the operations for launching new markets.

Sean Foy – Shift Chief Operating Officer

Thanks Henry. I think you asked, at the beginning of the question about, do our reconditioned centers all look the same? No, they don’t because we effectively lease available space. We don’t go buy and build and design our own buildings. So they all look a little bit different, but the core operating principles are the same in all of them. The same technology is applied. And it’s a relatively straightforward process for us to bring up a new reconditioning center, as Henry said.

We find a place with, we get entitlement from the city and it’s probably about a four to six week process after that, once we’ve got entitlement to have the operation up and running. We can launch a little quicker by utilizing a partner if we choose to, but it’s typically not our preferred route. Using third party vendors for reconditioning is pretty tricky. It’s hard to control quality. It’s hard to make sure that your vehicles are getting priority when they need to. And it’s also pretty expensive as well. So we do prefer to open our own operations.

George Arison – Shift Co-Chief Executive Officer

And then Toby, I don’t know if you wanted to add anything on this. And related to this question, there’s also a question around the cadence of new markets that we plan on launching and how we make those choices, as well as what we’ve learned from Portland. So perhaps tied to what Sean and Henry talked about, could you could get into that question as well.

Toby Russell – Shift Co-Chief Executive Officer

Yeah. So Henry alluded we’ve built into our model two new markets per year. As you said, we have the ability to do more and go faster. And what we’re looking at is wanting to balance gaps within a market versus launching of new markets. We don’t think that this is an Uber /Lyft, winner take all, got to rush to every market in the country. And instead it’s actually the opposite. Getting deeper into a market has a ton of advantage from unit economics and brand building point of view. We can do that because our model is built around full spectrum inventory. And because we source a lot of our vehicles locally, as we mentioned earlier, 85% plus of our cars are consumer cars from that market going within the market, which means we’re basically creating a technology platform to do the most efficient thing, and that is to allow exchange between people within a market.

Those are the best cars. And when you have a brand on top of that, it’s actually a breakaway value proposition hence the interlocking regional concepts. We have not published and said where we’re going to go next. That actually is strategic information, and we don’t want our competitors knowing what our next market will be. At this point, we have essentially built out the whole of the I-5 corridor from Seattle down to San Diego. So almost Canada to Mexico up and down the West coast. We really like that having a supply line up and down a coast with those interlocking regions where each region is self-sustaining and also can swap vehicles between them, so that a customer can shop a huge inventory.

Practically speaking, everything that they would want to be able to access up and down the whole of the West coast. And we think there’s a tremendous amount of growth opportunity just within that footprint. From there, we intend to add additional regions. Now there may be a world where we jump, like leapfrog over to the East Coast and do the same thing on the East coast that we’ve done on the West or where we move into the middle of the country. Those are ongoing conversations as to whether or not we want to take one or the other of those two strategies. But we haven’t published that and we’re not going to share that until it’s done.

George Arison – Shift Co-Chief Executive Officer

And Toby I think the next question is coming to you as well from Alex Potter. The peer-to-peer transactions are one half of the TAM. Is that segment off limits for share gains or with your focus on value vehicles, do you think you are winning any share in the peer- to-peer segment, given that when we started the company, this was a huge topic for us in the very beginning of this business. Maybe Toby, you can start with that.

Toby Russell – Shift Co-Chief Executive Officer

Yeah, we do think that the value segment gives us the ability to pull from peer-to-peer in a differentiated way relative to our competitors. That was actually a key thesis when we first were looking at starting the company was, “Hey, the best cars in the marketplace are not the cars that you find in auction. They’re not the cars that you’re finding coming off of rental fleets, et cetera. The best cars are the cars that someone bought new. Has a great option set. Three to six years’ worth of driving on it and is now handing off because they’re going to go buy another new car.” Those cars are the premium ones. That concept extends into the older vehicles as well.

So that car that’s been exchanged is another great car. So we do believe that the value segment, we’re able to compete with peer-to-peer in a way that traditional retail cannot and our peers cannot. If you look at say Craigslist listings on average, the sale price is lower and you don’t see financing up against those cars disproportionately. Disproportionately, or cash transactions. And so we think that we’re creating a significantly better solution in that market, whereby you can get financing and powertrain warranty up against an older vehicle that you can trust, and we’re allowing for that exchange to happen on that super regional basis. So, yes, the half of the market that is peer-to-peer is open territory for us to compete with in a way that’s differentiated from our peers.

George Arison – Shift Co-Chief Executive Officer

Thank you, Toby.

Toby Russell – Shift Co-Chief Executive Officer

And I want to reiterate just really quick. There were a couple of questions, I’m sorry, George, as to why we can do that, when a few of our online peers might not be able to. And again, the test drive is a really big deal. The fact that we’re sourcing inventory locally, reconditioning it, and then able to offer a test drive is a big deal for that older inventory. And that was a nontrivial activity to enable. Running a test drive hundreds of miles away from an IRC is a tricky value proposition.

George Arison – Shift Co-Chief Executive Officer

Thank you, Toby. So for the next question here, I’ll answer this because I think it’s an important question to get to, but it could also be a half hour long discussion, and we only have about eight minutes left. Question was around wholesale. And the fact that our competitors or really it’s only one of our competitors has increased their focus on wholesale. And I think Henry, we want to be on a page earlier than this, 39. One of our competitors has increased the focus on wholesale and really been talking about that a lot more as part of their core business. And we only ever said that we are going to de-emphasize wholesale and why that is the case. So what we mean by de-emphasizing wholesale is to basically keeping it at roughly 10 to 15% of our total sales. Last year, as you can see in 2019, there were larger percentage. What, we did nearly 3,000 wholesale cars out of 11,000 total.

And so we’ve been... And there was a lot of reasons for that. Our wholesale cars are actually very high quality. We really strongly believe that we should be able to make an offer on any car that comes to us, even if it’s very, very old and not a car that we would aim to sell to another consumer. So we still give an offer to a customer and that car then we send off to a wholesale. But we will be growing that overall, but not growing it at the same pace as retail units. And of course there is opportunistic situations here as well. This year, for example, we had an opportunistic play that we were able to take advantage of in the first half of the year, where a lot of wholesale cars came to us, via a third party partner. And that allowed us to really do very well on those cars.

We made actually a lot of money on them. And so as those kinds of things happen, we will obviously take advantage of those. But our model from the very beginning has been to try to make an offer on any car that comes our way, even if the car is on lower price point or one that we cannot sell. And so we will continue doing that, it’s just we will aim to keep it in that 10 to 15% of our total sales, not in the 30% of our total sales as was the case, 25% last year. So that’s on that question. I believe we have one more question from Brian Nagel on the Q. So Brian, if you can hear us, please feel free to ask your question and then we’ll take more questions from the list here.

Brian Nagel – Oppenheimer

Hey, George, this is Brian. Can you hear me?

George Arison – Shift Co-Chief Executive Officer

Yes.

Brian Nagel – Oppenheimer

Okay, great. Thanks for all the presentation. It’s really helpful. So the question I have, and it may be more qualitative, but as we think about growth, I guess, as we’ve been stepping back. As you’ve taken your model up and down the West coast of United States and gone into various markets, have any of these markets presented unique challenges, I guess? Maybe I’ll ask in another way. As you go into a new market, whether it’s Seattle or wherever, there are inevitable, there’re unique challenges in those markets. Is there something that.... And should we expect to see those same types of challenges as you push into other markets across the United States?

George Arison – Shift Co-Chief Executive Officer

Thank you, Brian. That’s a great question. Let’s start with Toby addressing that and then if he wants to put anybody else in on the team, he can.

Toby Russell – Shift Co-Chief Executive Officer

So it’s a great question. I’d say the number one and single most important challenge is obviously getting the inventory right. And part of why we’re big believers in the super regional model is that we’re sourcing the bulk of the inventory from within the region and keeping it there. That is a real structural advantage in handling what the region or the regional difference is. What do I mean by that? Selling pickup trucks in San Francisco versus selling a Prius in San Francisco, a very different story, but you’re going to disproportionately source the Prius because more people are driving.

And so what we found is that by building into our model, we do have the ability to... Or the fact that our models sources vehicles locally and then resells them in that regional basis, is a huge advantage in the bulk of what is the biggest regional difference and that is consumer preferences for inventory. Now, there are tactical things that are different. We source our pricing data by state, et cetera. And so we have to do upgrades to our systems to be able to expand into different States. There are slightly different requirements, state to state in terms of DMV and other areas like smog checks in California might not be the same kind of requirement elsewhere, but our ops teams have done a fantastic job of adapting to that.

And our systems are designed to where we can configure by geography and by region. And so there are variances that we do have to take into account, but the biggest thing is what does the vehicle inventory set that people are going to buy in each area and us being able to tailor that regionally has been the biggest advantage that has made it easier. Sean, I might kick over to you for other thoughts on the more operational and practical side as well.

Sean Foy – Shift Chief Operating Officer

Thanks Toby. I think one of the things that our data model allows us to do is to spend our marketing dollars really wisely. We find the market mix is very different in different markets, in particular our performance market and we’re able to tune our programs to really, really hit the right messages around the right vehicles in those markets as well. So I think that’s another important point.

George Arison – Shift Co-Chief Executive Officer

Thank you Brian. We have a question here around Q3 GPU, as compared to Q1 and then we want to be careful here in terms of what we say, because we already have said a little bit more than I think we normally would. So I’ll hand things over to them to Henry on that one with the constraint that we need to be careful with what we release, to speak to that.

Henry Bird - Vice President of Strategy and Finance

Thanks George. Hey Chris, it’s a great question about why Q3’s GPU, why the guidance is lower than Q1. And I think that there’re... And frankly, Q2. We’ve talked about a lot of the specific drivers given where our business wasn’t given certain strategic business decisions with respect to our inventory acquisition and management in Q2 that resulted in the higher GPU. There’s also a similar trend that George alluded to earlier, this one off wholesale deal that resulted in really attractive margins for a set of fleet inventory. That contributed to the higher GPU in Q1.

When we think about guidance and our long-term margin profile, yes, we’ve seen great momentum through July and August, both on the top line and from a GPU perspective. But ultimately, while we’re very happy with the performance, we’re not letting it change our long-term vision of where our margin’s going to come out. So looking towards the end of the year, right, we are stepping into a new stage of really out sized growth.

And again, there is often some seasonality associated with this business. So again, we didn’t want to over index on margin, but I will say that we’ve continued to see really strong performance at the margin so far quarter to date, hence the raising guidance. But again, still coming out lower than Q1 given there are a couple of one-off, really attractive one-off opportunities that happened that quarter.

George Arison – Shift Co-Chief Executive Officer

We are pretty much out of time here. So I’m going to one more time thank everybody for joining. And there were still more questions that we didn’t quite get to answering. So we’re happy to do additional follow up with folks if they would like to speak to us further and also to answer questions by email that we didn’t get to as well. So thank you everybody for your time and really appreciate all the interest in SHIFT as well. You are fantastic, and we look forward to talking to you more in the coming months.

Mark Roberts – Blueshirt Capital Advisors

Thank you everybody.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Insurance Acquisition Corp., Shift Technologies, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement and Plan of Merger due to the failure to obtain approval of the stockholders of Insurance Acquisition Corp. or other conditions to closing in the Agreement and Plan of Merger; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement and Plan of Merger; (4) the risk that the proposed transaction disrupts current plans and operations of Shift Technologies, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Shift Technologies, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Insurance Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insurance Acquisition Corp. and Shift Technologies, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information About the Transaction and Where to Find It

The Company has filed with the SEC a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the Merger and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and to read, when available, the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus contains important information about the Company, Shift and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Insurance Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, Attn: Joseph Pooler.

Participants in Solicitation

The Company, Shift and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Merger. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the preliminary proxy statement/prospectus for the Merger. Additional information regarding the participants in the proxy solicitation, including Shift’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement/prospectus for the Merger and will be included in the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transaction and Where to Find It.”

In connection with the Merger, at any time prior to the special meeting to approve the Merger, certain existing Company stockholders, which may include certain of the Company’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Company’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature of such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. These stockholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Company, Shift or their respective securities.